WaterRR, Inc

Offering Document,

Updated as of 5/28/20, filed as

ANNUAL REPORT

This Annual Report is dated December 31, 2019.

Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WaterRR, Inc 10052 Floating Island Way
Shepherd, MT 59079 www.waterrr.co

Up to $1,070,000.00 in Common Stock at $2.50 Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities a n d Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or complete ness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WaterRR, Inc
Address: 10052 Floating Island Way, Shepherd, MT 59079 State of Incorporation: DE
Date Incorporated: December 10, 2018

Terms:

Equity

Offering Minimum: $10,000.00 14, 000 sha res of Commo n Stock Offering Maximum: $1,070,000.00l
428,000 shares of Common Stock Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $100.00

All investors will receive a GHG reduction certificate recognizing their Bronze, Silver, Gold, or Platinum
level impact

Investors over $20,000 are invited, with a partner, to visit WaterRR headquarters in Mon t ana for a
weekend hosted by founders Bruce and Anne Kania at their beautiful estate, which is home to a unique
array of experiments in sustainability that will provide a glimpse into the future of water. We will cover
transfers from Billings airport and all meals and accommodations for a maximum of 3 nights and 2 days,
for one party of 2 people.
Early-Bird Bonus Shares
All investments over $1,000 will receive 10% bonus shares for the first 30days
All investments over $5,000 will receive 15% bonus shares for the first 30 days
All investments over $10,000 will receive 20% bonus shares for the first 30days

Investment-Based Bonus Shares! On-going: after early-bird special expires}

$5,000 tier - 10% bonus shares
$10,000 tier - 15%bonus shares
$20,000 tier - 20% bonus shares

INVESTMENT TIERS WITH PERKS AND BONUS SHARES

$500 tier - GHG reduction certificate (Bronze)
$1,000 tier- GHG reduction certificate (Silver)
$5,000 tier- GHG reduction certificate (Gold), and 10% Bon us shares
$10,000 tier- GHG reduction certificate (Platinum), 15% bonus shares
$20,000 tier- Weekend at Shepherd hosted by Bruce and Anne Kania and 20% bonus shares

The Company and its Business

Company Overview

WaterRR is a subsidiary of Floating Island International (FII), the world leader in floating treatment
wetland technology with its BioHaven Floating Islands. WaterRR, Inc takes a new variant of the BioHaven

product into a specific market sector, domestic wastewater, and offers a turnkey solution. Thousands of small communities across the U.S. treat their sewage in wastewater lagoons. These lagoons are much less effective at removing pollution - especially excess nutrients - than the mechanical systems used by larger cities. Enter the BioHaven Water Resource Recovery system: it generates revenue for those same communities while it delivers clean wastewater effluent and GHG prevention. Our system farms nutrients out of wastewater and cycles them into valuable landscape plants and trees. FII is the sole shareholder in WaterRR.

The reasons WaterRR was formed as a separate company are: the turnkey approach, which includes growing and harvesting trees, is a departure from the FII business model; the business of FII crosses many sectors, such as coastal restoration, stormwater, ponds and lakes and standard wastewater treatment, whereas WaterRR focuses solely on harvesting product on wastewater lagoons; there is an R&D component to WaterRR that is yet to be proven; the management of FII can be independent of WaterRR. As a licensee of FII, WaterRR will have access to the existing IP of FII, to its manufacturing capability through its existing licensees and will potentially have a relationship with FII's sales and implementation force to assist with identifying and implementing WaterRR projects. The license is the same format as FII's other licenses. WaterRR will purchase the license from FII for a fee of $150,00O (to be paid in increments). The IP licensed will include 2 new patents specific to WaterRR that are being prosecuted by FII. WaterRR will have the right to use the BioHaven trademark. Royalties will be paid to FII by the manufacturer directly, not by WaterRR. At present, Bruce and Anne Kania are principals of WaterRR and of FII.

Bruce and Anne are Directors of both FII and WaterRR (FII has two other Directors who are not associated with WaterRR). Alicia is FII's Client Relationship Manager and a Director of WaterRR. We are in the early stages of devolving the operations management of Fl I. Our patent attorney is drafting a statement about the license terms, which will be executed during 20I9.

Competitors and Industry

While Water Resource Recovery (WRR) technologies are a growing trend in the large mechanical treatment systems in large cities, WaterRR is one of the first to bring WRR to lagoon-based wastewater systems. We're ahead of the competition by developing a modular, scalable technology that is affordable and creating a method by which these systems can generate revenue so that the pro jects pay for themselves. By taking a nudge from nature's nutrient pathways, we have learned ways to recycle nutrients into products of value. Currently, the only other resource recovery option available to small towns with wastewater lagoons is land application of sewage water and sludge. This is an expensive and problematic course of action, with potential negative impacts on human health. Instead of taking the water to the farm, as with land application, we're taking the farm to the water.

Current Stage and Roadmap

WaterRR, Inc is a subsidiary of Floating Island International, In c (FII), which has patented both BioHaven® floating island (natural flow) and Bio Have Floating Streambed (forced circulation) treatment systems, collectively referred to as BioHavens®, BioHaven floating islands or BioHaven FTWs. They have been in the market since 2005. WaterRR Inc. will license the rights to Fll's patent portfolio and trademarks and BioHaven® brand in respect to the wastewater market. WaterRR' s innovation is a new prototype design that builds on the proven success of BioHaven® floating islands for treatment of wastewater, while integrating heat for improved treatment and harvestable landscape plants and trees for revenue generation. Several additional revenue products are currently in development. We' re currently seeking at least 2 demonstration projects for 2019 to prove efficacy and establish ROI.

The Team

Name: Anne Kania

Anne Kania's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Executive Vice -President
Dates of Service: December 10, 2018 - Present Responsibilities: Administration

Position: Director
Dates of Service: December 10, 2018 - Present Responsibilities: Oversight

Position: Officer (Treasurer)
Dates of Service: December 10, 2018 - Present Responsibilities: Financial management and administration

Other business experience in the past three years:

Employer: Joy of Hunting Title: Owner
Dates of Service: January 01, 2017 - Present Responsibilities: Guide and train pheasant hunters

Name: Bruce Kania

Bruce Kania's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Director
Dates of Service: December 10, 2018 - Present Responsibilities: Oversight, shareholder value

Position: CEO
Dates of Service: December 10, 2018 - Present
Responsibilities: Run the company to add value for shareholders, customers, the environment, and staff

Other business experience in the past three years:

Employer: Fountainhead, LLC Title: CEO/ Owner
Dates of Service: January 01, 1999- Present Responsibilities: R&D, patent development

Other business experience in the past three years:

Employer: Floating Island International Title: CEO
Dates of Service: July 01, 2005 - Present
Responsibilities: Run the company, report to shareholders and directors

Other business experience in the past three years:

Employer: Floating Island International Title: Director
Dates of Service: July 01, 2005 - Present
Responsibilities: Lead the Board in its decision making

Other business experience in the past three years:

Employer: Joy of Hunting Title: Owner
Dates of Service: January 01, 20 17 - Present Responsibilities: Guide hunters

Other business experience in the past three years:

Employer: WaterRR Title: CEO
Dates of Service: December 10, 2018 - Present
Responsibilities: Run the company, report to shareholders, and directors

Other business experience in the past three years:

Employer: WaterRR Title: Director
Dates of Service: December 10, 2018 - Present Responsibilities: Oversee management of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic down turns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")
involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthem10re, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor,• as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the water/environmental industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $140,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds".

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent findings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.

All of our current services are variants on one type of service, providing wastewater treatment technology. Our revenues are therefore dependent upon the market for wastewater treatment technology, and the regulations that drive that market.

Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our WRR BioHaven floating islands. Delays or cost overruns in the development of our WRR BioHaven floating islands and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations, as it relates to the solar thermal heating components and growing trees for sale.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a lin1ited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
WaterRR, Inc. was formed on December 10, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risksassociated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that BioHaven WaterRR is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable, Further, we have never turned a profit and there is no assurance that we will ever be profitable, though our parent company, FII has been profitable in past years.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right ta lent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our[shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

We have licensed patents from FII that they might not be able to protect properly One of the Company's most valuable assets is its license of intellectual property. Due to the value, competitors may misappropriate or violate the rights owned by the Company. FII intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

FII's trademarks, copyrights, and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of Ja w in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass FII's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if FII's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose the value of its sublicense.

The cost of enforcing FII's trademarks and copyrights could prevent FJJ from enforcing them Trademark and copyright litigation have become extremely expensive. Even if we believe that a competitor is infringing on one or more of FII's trademarks or copyrights, FII might choose not to file suit because they lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome;

or because FII believes that the cost of enforcing their trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. FII choosing not to enforce their trademark(s) or copyright(s) could have adverse consequences for the Company, including undem1ining the credibility of our intellectual property, reducing the value of our sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if FII is unable to enforce their trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities
Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement Filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Floating Island International	1,560,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.
Common Stock

The amount of security authorized is 5,000,000 with a total of 1,560,000 outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
Material Rights

Distributions.

To the extent certain sections of the Corporations Code of any state set forth minimum requirements for the Company's retained earnings and/or assets that would otherwise be applicable to distributions made by the Company in connection with the repurchase of shares of Common Stock issued to or held by employees, consultants, advisors, officers, directors, or other service providers of the Company or any of the Company's subsidiaries at a price not greater than the amount paid by such person for such shares upon termination of his or her employment or services pursuant to agreements providing for the right of said repurchase or upon exercise of a first refusal, where such agreements were authorized by the Board, such distributions may be made without regard to any "preferential dividends arrears amount, "preferential rights amount," or similar concept.

What it means to be a minority holder

As a minority holder of Commo n Stock, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities
For a year, the securities can only be resold:

In an IPO;

To the company;

To an accredited investor; and

To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity Final amount sold: $15.60
Number of Securities Sold: 1,560,000
Use of proceeds: See accompanying financial statements.
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations
Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

WaterRR had a slow year generating revenues. P&L Comparison attached.

Use of proceeds:

Salaries and contractors: Engineering services, proposal generation, analysis.
License payments
R&D – Use of FII facilities, materials for testing, testing of planting systems.
Marketing, advertising, conferences, travel.

Water RR' s major expenses were salary costs for generating proposals, responding to inquiries, setting up demonstration projects, investigating nursery options, and testing removable planters. The other substantive expense for testing of the prototype solar system, including materials costs if not donated by vendor for R&D, is foreseen as an expense for 2020, post-COVID-19.

The solar thermal system we had high hopes for was abandoned because it did not work in Montana winter temperatures. Instead, we are trialing Biochar as an adsorbent medium to increase wintertime ammonia removal. Due to COVID-19, we have not received any data from Joliet for 2020 so are completely in the dark about how our system performed during the winter of 2019 – 2020.

Future operational challenges:
We are currently a small company with a team of 2 executives, 3 engineering contractors, and 2 marketing contract staff; we will need to grow at the right pace and bring on new people to cover key roles and geography in a timely fashion. We need to have enough employees to handle all the work. We must expand our network of sales reps, distributors, and installers to expand our sales reach, and train them to be effective. Finally, we must identify nurseries and solar companies to partner with to achieve our product goals.

Future challenges related to capital resources:
We must get projects from proposal to close in order to receive payment. Our lengthy sales cycle (12 months+) can mean cash flow is tight until the customer' s deposit is received.

Future milestones and events:
2020 - Success of Joliet, Montana wastewater treatment pilot project for wintertime ammonia removal (FII current project funded by Montana DEQ) will open up sales for cold-weather lagoons that will benefit WaterRR.

Summer 2020: Anticipated first sale of demonstration WRR project in W Virginia.
2020 – 2021: Successful testing and implementation of BioHaven WRR system will be a game -breaker. We must also demonstrate the ability to harvest commercial landscape trees from our islands and find a

market for their sale, and thus prove out our ROI projections.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Cash on hand of $25,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The campaign funds were critical to being able to move forward in a timely fashion, without having to fund the company from FII revenues. Funding the new market effort from FII revenues would mean taking longer to establish WaterRR and losing the opportunity to be first to market with our technology.

Our raise on StartEngine has ended and we plan to self-fund for the foreseeable future.

Are the funds from this campaign necessary to the viability of the company?
They were.

How long will you be able to operate the company if you raise your maximum funding goal?
If we reach our $107,000 maximum funding goal, WaterRR can operate for 1-2 years without sales revenue, and indefinitely with projected sales revenue from projects. This includes employee salaries; expenses associated with prototyping the solar heating components of the WRR system ($30,000); marketing, sales materials and other expenses; association and conference fees; travel to customer sites; and the $150,000 license fee to FII.

Are there any additional future sources of capital available to your company?
(Required capital contributions, lines of credit, contemplated future capita l raises, etc...)
In the future, WaterRR may consider another equity crowdfunding raise. Once we've established cash flows and revenue, we would be able to open a line of credit with a traditional bank or could borrow against sales contracts. Additionally, WaterRR will have access to federally guaranteed loans through the USDA and SBA. These are all possible sources of capital that WaterRR would consider in the future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Name of Entity: Floating Island International Names of 20% owners: Bruce Kania
Relationship to Company: 20%+ Owner
Nature/ amount of interest in the transaction: Floating Island International is a 31.2% owner of common stock in WaterRR, Inc.
Material Terms: FII purchased 1,560,000 shares of common stock in WaterRR, ln c on December 10, 2018, at a price of$.00O01 per share, for a total purchase cost of $15.60.

Name of Entity: Floating Island International Names of20% owners: Bruce Kania

Relationship to Company: 20%+ Owner
Nature/ amount of interest in the transaction: WaterRR will become a licensee of FII upon payment of a license fee of $150,000. This license is currently in negotiation and may be subject to change.
Material Terms: WaterRR will pay a license fee to FII of $150,000. This will give
WaterRR the right to practice FII's patents, including 2 specific to Water RR. WaterRR will use FII's manufacturers to fulfill sales of BioHavens and these manufacturers will pay a royalty to FII per their own license terms. This license is currently in negotiation and may be subject to change.

Valuation

Pre-Money Valuation: $3,900,000.00

Valuation Details: We are a newly-formed company with no revenue to date. However, there is significant value in WaterRR's license of the BioHaven technology and brand for the U.S. wastewater market, the substantial R&D that has been already conducted, and numerous independent studies that prove our efficacy.

Use of Proceeds
We raise the overallotment amount of $ 1,070,000.00, we plan to use these proceeds as follows:

StartEngine Platform Fees
6.0%

License Fee
14.0%
Licensing BioHaven technology and brand from Floating Island International

Marketing
15.0%
Direct marketing to municipalities, attending conferences, association fees, marketing materials, and creation of digital assets such as videos.

Company Employment
25.0%
Bringing in new Executive Management Team members, including CEO or CFO. Employee salaries for existing employees. Adding a full-time marketing person and additional sales staff in target markets.
Research & Development
30.0%
Prototype development, design services, and technical advising for WRR BioHaven module, including solar thermal and electric components.
Operations
10.0%
Administration, including legal and accounting services. Further development and support of our rep network. Travel and miscellaneous expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information
Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.waterrr.co (Under reports tab).

The Company must continue to comply with the ongoing reporting requirements until:
it is required to file reports under Section 13(a) or Section IS(d) of the Exchange Act;
it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/waterrr inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

WaterRR, Inc.

BALANCE SHEET COMPARISON

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Waterr Inc (XXXXX1481) (481))	39,241.77	0.00
Total Bank Accounts	$39,241.77	$0.00
Total Current Assets	$39,241.77	$0.00
TOTAL ASSETS	$39,241.77	$0.00
LIABILITIES AND EQUITY		
Total Liabilities		
Equity		
CF Equity	86,314.39	0.00
Opening Balance Equity	0.00	0.00
Private Equity	31,002.50	0.00
Retained Earnings	0.00	0.00
Net Income	-78,075.12	0.00
Total Equity	$39,241.77	$0.00
TOTAL LIABILITIES AND EQUITY	$39,241.77	$0.00

WaterRR, Inc.

PROFIT AND LOSS COMPARISON

January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PY)
Income		
Sales	12,400.01	0.00
Uncategorized Income	300.00	0.00
Total Income	$12,700.01	$0.00
GROSS PROFIT	$12,700.01	$0.00
Expenses		
Advertising & Marketing	1,869.97	0.00
Bank Charges & Fees	2,000.00	0.00
Contractors	5,050.00	0.00
Legal & Professional Services	2,000.00	0.00
Reimbursable Expenses	22,100.00	0.00
Taxes & Licenses	55,500.00	0.00
Travel	2,255.16	0.00
Total Expenses	$90,775.13	$0.00
NET OPERATING INCOME	$ -78,075.12	$0.00
NET INCOME	$ -78,075.12	$0.00

WaterRR, Inc.
STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-78,075.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -78,075.12**
FINANCING ACTIVITIES	
CF Equity	86,314.39
Opening Balance Equity	0.00
Private Equity	31,002.50
Net cash provided by financing activities	**$117,316.89**
NET CASH INCREASE FOR PERIOD	**$39,241.77**
CASH AT END OF PERIOD	**$39,241.77**